November 25, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Cape Fear Bank Corporation Preliminary Proxy Statement on Schedule 14A Filed November 5, 2008 File No. 000-51513

Dear Mr. Lyon:

On behalf of Cape Fear Bank Corporation (“Company”), this letter is in response to the staff’s letter of comment dated November 10, 2008 to A. Mark Tyler with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to its disclosure on the indicated pages of the Company’s definitive Proxy Statement filed with the Commission on November 25, 2008.

Preliminary Proxy Statement on Schedule 14A

1.	Discuss why you plan to participate in the Capital Purchase Program or are considering participating.

The Company has revised the disclosure on page 29 in response to the staff’s comment.

2.	Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

The Company has revised the disclosure on page 34 in response to the staff’s comment.

3.	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders, including with respect to the common stock underlying the warrants.

The Company has revised the disclosure on pages 35 and 36 in response to the staff’s comment.

United States Securities and Exchange Commission

November 25, 2008

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The Company has revised the disclosure on page 34 in response to the staff’s comment.

5.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

The Company has revised the disclosure on page 33 in response to the staff’s comment.

6.	We note you have incorporated by reference financial information in your proxy statement. Please provide the pro forma information required by Item 13 of Schedule 14A. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

The Company has revised the disclosure on pages 34 through 38 in response to the staff’s comment.

* * * *

In addition, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please contact me at (252) 672-5458.

Sincerely,

/S/ William R. Lathan, Jr.
William R. Lathan, Jr.